Filed Pursuant to Rule 424(b)(3)
File No. 333-196681

CAREY WATERMARK INVESTORS 2 INCORPORATED

Prospectus Supplement No. 3 Dated July 31, 2017

To Prospectus Dated April 28, 2016

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors 2 Incorporated, dated April 28, 2016 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors 2 Incorporated upon request.

RECENT DEVELOPMENTS

Closing of Our Offering

We commenced an initial public offering in April 2015 of up to $1.4 billion of our common stock, in any combination of Class A and Class T Shares, including $600 million in shares of common stock through our distribution reinvestment plan (“DRIP”). On June 15, 2017, W. P. Carey Inc., our sponsor, announced that it would exit all non-traded retail fundraising activities carried out by its wholly-owned broker-dealer subsidiary, Carey Financial, LLC, effective June 30, 2017.

As of July 31, 2017, we have closed our offering.  We issued 26,657,229 Class A Shares ($280.3 million) and 55,284,524 Class T Shares ($571.0 million) in connection with our offering raising aggregate proceeds of $851.3 million (net of selling commissions and discounts, where applicable).  In addition, we have issued 951,931 Class A Shares ($10.0 million) and 1,677,749 Class T Shares ($17.7 million) under our DRIP.

We plan to continue to offer shares under our DRIP beyond the termination of our offering.

As a result of the completion of the offering, beginning with the fourth quarter of 2017 we will no longer calculate our distributions based upon daily record and distribution declaration dates, but upon quarterly record and distribution declaration dates. We intend to pay distributions on a quarterly basis; however, distributions are declared at the discretion of our board of directors based on a variety of factors that they will consider at the time of authorizing a potential distribution. Distributions are not guaranteed.